October 11, 2017

VIA EDGAR

Ms. Christine Westbrook
Division of Corporation Finance
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 4546
Washington, D.C. 20549-1090

Re:    Apricus Biosciences, Inc.
Registration Statement on Form S-3
Filed September 25, 2017
File No. 333-220624

Dear Ms. Westbrook:
We are in receipt of the Staff’s letter dated October 6, 2017 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Apricus Biosciences, Inc. (the “Company”) as set forth below in connection with filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.
Incorporation by Reference, page 9

1.
Please amend your registration statement to incorporate by reference the description of your common stock contained in a registration statement filed under the Securities Exchange of 1934, as amended. Refer to Item 12(a)(3) of Form S-3.

Response 1: The Company has updated page 12 of the Amended Registration Statement in accordance with the Staff’s comment.
*********
Any comments or questions regarding the foregoing should be directed to the undersigned at 858‑523-3969. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson
of LATHAM & WATKINS LLP

cc:    Erin Jaskot, Securities and Exchange Commission
Richard W. Pascoe, Apricus Biosciences, Inc.
Matthew T. Bush, Latham & Watkins LLP